January 9, 2008

VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549

Re:	Berliner Communications, Inc. Registration Statement on Form S-1 Filed December 6, 2007 File No. 333-147855

Ladies and Gentlemen:

On December 6, 2007, Berliner Communications, Inc. (the “Company”) filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, we are responding to telephone comments communicated by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 4, 2008.

For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

General

1.  Comment:

The Staff noted that the assumption made in the final paragraph of page 2 of the Andrews Kurth LLP legal opinion included assumptions related to the “parties” to the relevant documents, and that as it is currently worded, it might be read as permitting Andrews Kurth to make assumptions about the Company, as a” party”, particularly when the officers of the Company (but not the Company) have been excluded from such assumptions.

U.S. Securities and Exchange Commission
January 9, 2008

Response:

Andrews Kurth proposes to revise the last paragraph of page 2 of its legal opinion to make clear that the assumptions related to the “parties” to the various agreements do not apply to the Company or its officers. We have bolded the language we propose to add in the following revised paragraph:

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as certified, conformed or photostatic copies. In making our examination of executed documents or documents to be executed, we have assumed that the parties thereto, other than the Company or the officers of the Company, had or will have the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and, except as set forth below, the validity and binding effect on such parties. As to any facts material to the opinions expressed herein that we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others.

2.  Comment:

The Staff requested further clarification on any filing and/or registration deadlines that would apply in light of the effect of the Amendment and Waiver Agreement executed on September 27, 2007. In particular, the Staff requested disclosure of the resulting expense to the Company in the event it failed to meet any revised deadlines for completing these obligations.

Response:

The Amendment and Waiver Agreement replaced pre-established deadlines for filing the Registration Statement and effectively registering the registrable securities with a general obligation to use its “best efforts” to effect and maintain the registration of the registrable securities. Best efforts contemplated that not all of the registrable securities could be registered in light of limitations applicable to secondary shelf offerings under Rule 415, and obligated the Company to file its initial registration statement “promptly” after it filed its definitive proxy statement on Schedule 14A. While failure to use “best efforts” could subject the Company to damages for a breach of the Note Purchase Agreement, no predetermined amount of liquidated damages has been specified for such a failure. In light of these provisions and in response to the Staff’s comment, we are proposing the following paragraph as a replacement for the sixth full paragraph on page 61 of the Registration Statement, showing our additions in bold font and our deleted words by striking them through:

U.S. Securities and Exchange Commission
January 9, 2008

We were required to use our best efforts to have the Commission declare this registration statement effective prior to June 15, 2007, and we were unable to meet this deadline. Therefore, pursuant to the Note Purchase Agreement, we became subject to damages equal to 2% of the aggregate purchase price paid by each Noteholder for each of the first six months that we failed to meet the requirement. On September 27, 2007, we signed the Waiver with the Noteholders whereby the Noteholders agreed to waive this damages clause in exchange for our agreement to lower the conversion price of the Notes from $1.10 to $1.00 per share. Pursuant to the Waiver to Note Purchase Agreement, there are no contractual deadlines for filing a registration statement covering these shares or for causing such registration statement to become effective, nor are there predetermined liquidated damages specified should we fail to do so. However, we have agreed to continue to use our best efforts to register the shares underlying the Notes and the associated warrants, and to maintain the effectiveness of any registration statement we file with respect to these shares. We cannot guarantee that we will be able to cause a registration statement covering the shares to be declared effective, or that we will be able to keep any such registration statement effective. If we fail to use our best efforts to discharge our ~~are unable to meet the~~ registration obligations as ~~requirements~~ set forth in the Waiver and Amended Note Purchase Agreement, we may be subject to additional damages.

Please do not hesitate to contact me at (214) 659-4589 to discuss our proposed changes or if we can be of any further assistance in any way in completing the review process relating to the above comments.

Very truly yours,

Quentin Collin Faust
Andrews Kurth LLP

cc:  Mr. Richard Berliner
   Mr. Nicholas Day